

IKONICS CORPORATION

Imaging Technologies for Global Markets

2003 Annual Report

IKONICS Now.

Aggressive momentum into new markets. The development of new products to serve those markets. Continuous strengthening of industry leading brands. These are the principles that place IKONICS solidly in the position of actively creating its future. Domestically and abroad, in traditional markets and new venues, using long-proven technologies and state-of-the art innovation, the IKONICS future is now:

Derived from the Greek *eikon,* or "image," the fundamental business of the IKONICS Corporation is providing the ability to create and transfer visual images. Through processes based in photochemistry, screen printing, abrasive etching, inkjet printing, laser imaging and other technologies, IKONICS participates in a diverse spectrum of markets. Three distinct business units provide access to these markets accommodating the need for varying models of distribution:

chromaline® Screen Print Products is IKONICS' largest and oldest business unit and most established brand. Beginning as a label printer in 1952 as Chroma-Glo, the company introduced the Direct/Indirect printing method in 1964. At that time, the company altered its business model from printing to manufacturing. In 1982 the company became The Chromaline Corporation and began developing and manufacturing products to serve the screen printing industry. Today, the Chromaline brand is a strong asset, providing IKONICS the leverage to introduce new products into the screen printing market.



Screen printing is the oldest of all printing processes and exists today because of its ability to print on the widest range of surfaces with the broadest selection of inks, delivering the greatest ink-film thickness of any other printing process

The evolution of the AccuArt™ line of inkjet receptive media is an excellent example of the company's ability to take advantage of this brand authority, moving the company further in the direction of digital printing—among the fastest-growing segments of the screen printing industry. In 2003, the establishment of AccuBlack as the standard product brand for inkjet media set the stage for the next line extension: AccuArt 2™, which will appeal to the largest-possible population of printers.

PhotoBrasive® Systems dominates the awards and recognition, advertising specialties and gift markets in abrasive etching technology. The acquisition of DuPont's ***RapidMask***™ technology in 2003 provides PhotoBrasive the opportunity to further widen the competitive technology gap within its core markets and penetrate new markets, well beyond the division's traditional base.

Particularly attractive to developing markets, in 2003 IKONICS concentrated on exporting the PhotoBrasive Systems product line to foreign markets. Countries throughout Asia, Eastern and Central Europe, South America and Australia were aggressively pursued in 2003. Evidence of this international concentration is the establishment of training schools across the globe, including a new training center in Singapore in 2003.



New RapidMask HD allows for the creation of etched, photo-quality halftones.

SplitRock | Technologies, established as a new business development focal point for new technologies, took a major step forward in 2003, graduating the IKONMetals concept from an idea to a business development project with considerable priority and prominence.



IKONMETALS still in development as a product line, shows very real potential in markets adjacent to IKONICS' traditional targets and others quite remote. The excitement surrounding IKONMetals, internally and in the beta markets surveyed, continues to fuel the development of this product line and confirms the value of SplitRock Technologies as an incubator for creative commercial ideas.



IKONMETALS is a promising technology with applications in several imaging markets.

KONICS
CORPORATION
Imaging Technologies for Global Markets

Table of Contents

Letter to the Shareholders

The year 2003 marked further sales growth and a strong increase in earnings for IKONICS. It also was a year where our base for future growth was strengthened.



Bill Ulland
Chairman, President and CEO

Sales for the year grew 3% to a record level of $12,105,000, while earnings increased by 40% to 40 cents per share. Sales grew in spite of the abandonment of an unprofitable line of business, and the earnings increase comes after a write-down of $75,000 on an investment. The company generated $1,401,000 in cash from operations in 2003, as compared to $249,000 in 2002 and ended the year with $1,508,000 in cash and cash equivalents. Although the timing of payments and investments in plant and equipment affects cash flow, these numbers and our balance sheet indicate very strong financial health.

Looking ahead, IKONICS' primary goal in 2004 is to increase profitable sales and to broaden our customer base. In 2003, many of the initiatives begun in 2002 have become reality, creating the foundation for growth.

In February 2003, we acquired an exclusive license from DuPont for its RapidMask technology. RapidMask is the only photoresist film in the abrasive etching market that is dry-processable, saving time and improving production efficiency. Our chemists have reformulated the product to make it more user-friendly. We have also substantially enhanced the film's resolution capabilities to the point where detailed, halftone images now can be etched on glass and other substrates. New RapidMask HD and RapidMask II were introduced in the third quarter. Not only has the reception from our traditional customers been very encouraging, but we are finding strong applications in new markets. RapidMask will be the major focus of our PhotoBrasive Systems Division in 2004.

We made significant progress in the Asian market in 2003. This is a rapidly growing market for Chromaline products and is virtually untapped for PhotoBrasive photoresist films. In June we opened a training center in Singapore and have hosted schools for customers throughout the region. We are working closely with our Indian distributor to introduce RapidMask to that market and are increasing our efforts in China, where much of the world's electronics-related screen printing is now done. We anticipate significant growth from Asia in 2004, although there is a certain amount of unpredictability and risk in this market.

In December 2003, we applied for a patent on IKONMetals Imaging Technology and introduced prototypes to select customers. This technology has potentially broad application, possibly replacing acid etching, machining and casting of metals in many instances. The IKONMetals technology is a unique composite metal that can be imaged by abrasive etching. Initially, we are looking at the plaque and signage industries; but customer feedback indicates other potential industrial applications. Though product optimization is ongoing, I anticipate commercialization of IKONMetals in 2004.

IKONMetals has the potential to be the third leg of our stool, joining Chromaline Screen Products and PhotoBrasive Systems as our engines of growth. Whether or not this particular technology meets our expectations, we will continue to extend our base into new markets.

While we have exciting plans for the future, our core businesses also did well 2003, and we will continue to support and invest in them. Being involved in the global market not only buffers the effect of weakness in one market but helps us develop robust products that meet a broad set of needs.

I am optimistic about 2004; but there are some unknowns. The pending change in the tax treatment of income generated from exports may increase our tax rate. In 2003 we benefited from the weak U. S. dollar-to-Euro exchange rate, and this may change. As a small, international company, we are affected by world economies and relatively small write-downs and financial adjustments can impact our bottom line.

Our efforts in 2000 and 2001 were focused on cleaning up the fallout from the Aicello lawsuit and coping with a soft economy. In 2002 and 2003 we returned to profitability, while laying the foundations for growth. I expect the recent improvements in our traditional markets to continue and our new initiatives to contribute substantially to the growth and profitability of IKONICS in the years ahead.

For the Board of Directors,

William C. Ulland
Chairman, President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis focuses on those factors that had a material effect on the Company's financial results of operations and financial condition during 2003 and 2002 and should be read in connection with the Company's audited financial statements and notes thereto for the years ended December 31, 2003 and 2002.

Factors That May Affect Future Results

Certain statements made in this Annual Report on Form 10-KSB, including those summarized below, are forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, and actual results may differ. Factors that could cause actual results to differ include those identified below.

- *The Company's belief that the quality of its receivables is high and that strong internal controls are in place to maintain proper collections* – This belief may be impacted by domestic economic conditions, by economic, political, regulatory or social conditions in foreign markets, or by the failure of the Company to properly implement or maintain internal controls.
- *The belief that the Company's current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations and capital expenditures. The belief that the Company's low debt levels and available line of credit make it unlikely that a decrease in product demand would impair the Company's ability to fund operations* – Changes in anticipated operating results, credit availability, equity market conditions or the Company's debt levels may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.
- *The Company's expectation that capital expenditures will be funded with cash generated from operating activities* – This expectation may be affected by changes in the Company's anticipated capital expenditure requirements resulting from unforeseen required maintenance or repairs. The funding of planned or unforeseen expenditures may also be affected by changes in anticipated operating results resulting from decreased sales or increased operating expenses.
- *The Company's belief that its vulnerability to foreign currency fluctuations and general economic conditions in foreign countries is not significant* – This belief may be impacted by economic, political and social conditions in foreign markets and changes in regulatory and competitive conditions or a change in the amount or geographic focus of the Company's international sales.
- *The Company's plans to continue to invest in research and development efforts, expedite internal product development and invest in technological alliances, as well as the expected focus and results of such investments* – These plans and expectations may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, technological advances, the ability to find suitable and willing technology partners or other changes in competitive or market conditions.
- *The Company's efforts to grow its international business* – These efforts may be impacted by economic, political and social conditions in current and anticipated foreign markets, regulatory conditions in such markets, unanticipated changes in expenses or sales, changes in competitive conditions or other barriers to entry or expansion.
- *The Company's belief as to future activities that may be undertaken to expand the Company's business* – Actual activities undertaken may be impacted by general market conditions, competitive conditions in the Company's industry, unanticipated changes in the Company's financial position or the inability to identify attractive acquisition targets or other business opportunities.

Critical Accounting Policies

The Company prepares the financial statements in conformity with accounting principles generally accepted in the United States of America. Therefore, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies, which IKONICS believes are the most critical to aid in fully understanding and evaluating its reported financial results, include the following:

Accounts Receivable. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by review of the current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same collection history that has occurred in the past. The general payment terms are net 30-45 days for domestic customers and net 60-90 days for foreign customers.

Inventory. Inventories are valued at the lower rate of cost or market value using the last in, first out (LIFO) method. The Company monitors its inventory for obsolescence and records reductions in cost when required.

Deferred Tax Assets. At December 31, 2003, the Company had approximately $194,000 of deferred tax assets. The deferred tax assets result primarily due to timing differences in intangible assets and property and equipment. The Company has recorded a $46,000 valuation allowance to reserve for items that will more likely than not be realized. The Company has determined that it is more likely than not that the remaining deferred tax assets will be realized and that an additional valuation allowance for such assets is not currently required.

Revenue Recognition. The Company recognizes revenue on products when title passes, which is usually upon shipment. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales. The Company's net sales increased 2.6% to $12.1 million in 2003, compared to net sales of $11.8 million in 2002. Sales in the United States increased 1.8% to $8.2 million in 2003, from $8.0 million in 2002. Sales in the United States slightly increased as a result of an improvement in the general economic climate. International sales increased 4.3% to $3.9 million from $3.8 million in 2002.

Cost of Goods Sold. Cost of goods sold was $6.6 million, or 54.5% of sales, in 2003 and $6.8 million, or 57.7% of sales, in 2002. The decrease in cost of goods sold reflects an improved product mix across all geographic areas and lower costs for some raw materials. The Company also ended sales to certain marginally profitable customers at the beginning of 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $4.2 million, or 34.5% of sales, in 2003 from $3.8 million, or 32.5% of sales, in 2002. The increase reflects a contingent liability for unpaid state sales tax, higher sales and marketing expenses, including costs to set up a training facility in Singapore, and bad debt expense.

Research and Development Expenses. Research and development expenses were $632,000, or 5.2% of sales, in 2003 compared to $706,000, or 6.0% of sales, in 2002. The reduction was due to lower patent legal fees, lower travel expenses and lower production trial costs.

Loss on Investment. The Company wrote down the value of its investment in Apprise Technologies ("Apprise") by $75,000 during the second quarter of 2003. This write down occurred because the latest issuance price per share of Apprise was below the value carried on the Company's books.

Interest Income. Interest income increased to $16,000 in 2003, compared to $13,000 for 2002. The higher interest income is due to the growing amount of invested funds. Interest is earned primarily from government obligation revenue bonds of various municipalities and school districts.

Income Taxes. Income taxes were $129,000, or an effective rate of 20.3%, for 2003 compared to $101,000, or an effective rate of 21.9%, for 2002. The lower effective tax rate during 2003 relates to an increase in tax benefits of the extraterritorial income exclusion on foreign sales.

Liquidity and Capital Resources

The Company has financed its operations principally with funds generated from operations. These funds have been sufficient to cover the Company's normal operating expenditures, annual capital requirements, and research and development expenditures.

Cash and cash equivalents were $1,508,000 and $384,000 at December 31, 2003 and December 31, 2002, respectively. The Company generated $1,401,000 in cash from operating activities during 2003 compared to the generation of $249,000 in cash from operating activities during the same period in 2002. Cash provided by operating activities is primarily the result of net income adjusted for non-cash depreciation, amortization, loss on investment, provision for doubtful accounts, and certain changes in working capital components.

During 2003, trade receivables increased by $7,000, net of the allowance for doubtful accounts. The increase in receivables was driven by moderately higher sales. The Company believes that the quality of its receivables is high and that strong internal controls are in place to maintain proper collections. Inventory levels increased by $35,000, reflecting higher raw material levels. Accounts payable decreased by $52,000, reflecting timing of payments to suppliers. Accrued expenses increased by $207,000 due to probable future sales tax payments and the timing of payroll.

The Company used $277,000 and $336,000 in cash for investing activities during 2003 and 2002, respectively. During 2003, the Company spent $245,000 on the following: plant equipment upgrades to improve efficiency and reduce operating costs, additions to the Company's business software, improvements to the Company's trade show booths and construction costs on the leased training facility in Singapore. The Company also incurred $60,000 in patent application costs that it records as an asset and amortizes upon successful completion of the application process. During 2002, the Company purchased $250,000 in capital equipment and business software and spent $123,000 on patent application costs and on a license for technology applicable to its abrasive etching business. During 2003 the Company purchased $84,000 in marketable securities and sold $106,000 in marketable securities.

During 2002, the Company repurchased 23,500 shares of its outstanding Common Stock for $72,000.

A bank line of credit exists providing for borrowings of up to $1,250,000. Outstanding debt under this line of credit is collateralized by accounts receivable and inventory and bears interest at 2.25 percentage points over the 30 day LIBOR rate. The Company did not utilize this line of credit during the year and there was no debt outstanding under this line as of December 31, 2003. The Company made a $150,000 draw on this line of credit on June 20, 2002, primarily to cover a royalty payment to Aicello. The Company repaid this draw within a short period of time, utilizing cash from operations.

The Company believes that current financial resources, its line of credit, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations. The Company also believes that its low debt levels and available line of credit make it unlikely that a decrease in demand for the Company's products would impair the Company's ability to fund operations.

Capital Expenditures

The Company spent $245,000 on capital expenditures during 2003. This spending included plant equipment upgrades to improve efficiency and safety, additions to the Company's business software, vehicles, improvements to the Company's trade show booths and construction costs on the leased training facility in Singapore.

Commitments for capital expenditures include ongoing manufacturing equipment upgrades, development equipment to modernize the capabilities and processes of IKONICS' laboratory, and research and development to improve measurement and quality control processes. These commitments are expected to be funded with cash generated from operating activities.

International Activity

The Company markets its products to over 80 countries in North America, Europe, Latin America, Asia and other parts of the world. Foreign sales were approximately 32% of total sales during 2003 and 2002. Foreign sales in 2003 reflected higher sales to China and a decrease in sales to India. Fluctuations of certain foreign currencies have not significantly impacted the Company's operations because the Company's foreign sales are not concentrated in any one region of the world. The Company believes its vulnerability to uncertainties due to foreign currency fluctuations and general economic conditions in foreign countries is not significant.

Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars. A portion of the Company's foreign sales are invoiced and paid in Eurodollars. IKONICS has not implemented a hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope and geographic diversity of the Company's foreign operations as of December 31, 2003.

Future Outlook

IKONICS has invested on average over 6% of its sales dollars for the past several years in research and development. The Company plans to maintain its efforts in this area and expedite internal product development as well as form technological alliances with outside experts to ensure commercialization of new product opportunities.

In addition to its traditional emphasis on domestic markets, the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding market share where it has already established a presence.

Other future activities undertaken to expand the Company's business may include acquisitions, building expansion and additions, equipment additions, new product development and marketing opportunities.

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* (FAS 149). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133. FAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* (FAS 150). FAS 150 clarifies the accounting for certain financial instruments and characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of these financial instruments were classified as equity. FAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol IKNX. The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Company's Common Stock as reported on both markets for the periods indicated. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

	HIGH	LOW
Fiscal Year Ended December 31, 2003:		
First Quarter	$6.25	$3.05
Second Quarter	5.78	3.90
Third Quarter	6.25	4.92
Fourth Quarter	8.34	5.55
Fiscal Year Ended December 31, 2002:		
First Quarter	$3.25	$2.95
Second Quarter	3.27	3.00
Third Quarter	3.49	2.85
Fourth Quarter	5.10	3.25

As of February 27, 2004, the Company had approximately 580 shareholders of record. The Company has never declared or paid any dividends on its Common Stock.

MANAGEMENT'S REPORT

The financial statements of IKONICS Corporation have been prepared by company management who are responsible for their content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on judgements of management.

IKONICS maintains a system of internal controls. Our system provides reasonable assurance that assets are protected, transactions are appropriately reported, and established procedures are followed.

The financial statements have been audited by McGladrey & Pullen LLP, independent auditors.

The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent auditors and management to discuss the company's internal accounting controls and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

William C. Ulland
Chairman, President & CEO

Jon Gerlach
Chief Financial Officer

FINANCIAL STATEMENTS

Independent Auditor's Report

Stockholders and Board of Directors
IKONICS Corporation

We have audited the accompanying balance sheets of IKONICS Corporation as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IKONICS Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP
Duluth, Minnesota
February 6, 2004

Balance Sheets
December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,507,794	$ 384,107
Marketable securities	221,907	246,094
Trade receivables, less allowance for doubtful accounts of $100,000 in 2003 and 2002	1,859,480	1,933,769
Inventories (Note 1)	1,807,233	1,771,905
Prepaid expenses and other assets	73,260	89,937
Income tax refund receivable	0	122,469
Deferred taxes (Note 3)	128,000	82,000
Total current assets	5,597,674	4,630,281
PROPERTY, PLANT, AND EQUIPMENT, at cost:		
Land and building	1,406,377	1,355,588
Machinery and equipment	2,337,166	2,231,478
Office equipment	1,185,098	1,144,564
Vehicles	191,628	167,102
	5,120,269	4,898,732
Less accumulated depreciation	4,010,110	3,694,105
	1,110,159	1,204,627
INTANGIBLE ASSETS, less accumulated amortization of $85,154 in 2003 and $60,966 in 2002 (Note 4)	308,017	271,751
DEFERRED TAXES (Note 3)	66,000	118,000
OTHER ASSETS (Note 1)	112,834	187,500
	$ 7,194,684	$ 6,412,159
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 264,744	$ 317,229
Accrued compensation	227,318	204,624
Other accrued expenses	207,506	23,643
Income taxes payable	126,766	0
Total current liabilities	826,334	545,496
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $.10 per share; authorized 250,000 shares; issued none		
Common stock, par value $.10 per share; authorized 4,750,000 shares; issued and outstanding 1,248,127 shares-2003 and 2002	124,813	124,813
Additional paid-in capital	1,269,489	1,269,489
Retained earnings	4,987,311	4,483,895
Accumulated other comprehensive loss	(13,263)	(11,534)
Total stockholders' equity	6,368,350	5,866,663
	$ 7,194,684	$ 6,412,159

See notes to financial statements.

Statements of Operations

Years ended December 31, 2003 and 2002

	2003	2002
NET SALES	$ 12,105,127	$ 11,797,279
COSTS AND EXPENSES:		
Cost of goods sold	6,601,263	6,808,130
Selling, general and administrative	4,181,486	3,835,097
Research and development	631,658	706,343
	11,414,407	11,349,570
INCOME FROM OPERATIONS	690,720	447,709
LOSS ON INVESTMENT	(74,666)	0
INTEREST INCOME	16,362	13,108
INCOME BEFORE INCOME TAXES	632,416	460,817
FEDERAL AND STATE INCOME TAXES (Note 3)	129,000	101,000
NET INCOME	$ 503,416	$ 359,817
EARNINGS PER SHARE:		
Basic	$ 0.40	$ 0.29
Diluted	$ 0.40	$ 0.29
WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING:		
Basic	1,248,127	1,252,020
Diluted	1,263,404	1,252,809

See notes to financial statements.

Statements of Stockholders' Equity

Years Ended December 31, 2003 and 2002

IKONICS CORPORATION
Imaging Technologies for Global Markets

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
BALANCE AT DECEMBER 31, 2001	1,271,627	$ 127,163	$1,293,460	$4,170,246	$ (10,829)	$5,580,040
Net income				359,817		359,817
Unrealized loss on available-for-sale investments					(705)	(705)
Total comprehensive income						359,112
Purchase and retirement of 23,500 shares of common stock	(23,500)	(2,350)	(23,971)	(46,168)		(72,489)
BALANCE AT DECEMBER 31, 2002	1,248,127	124,813	1,269,489	4,483,895	(11,534)	5,866,663
Net income				503,416		503,416
Unrealized loss on available-for-sale investments					(1,729)	(1,729)
Total comprehensive income						501,687
BALANCE AT DECEMBER 31, 2003	1,248,127	$ 124,813	$1,269,489	$4,987,311	$ (13,263)	$6,368,350

See notes to financial statements.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 503,416	$ 359,817
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	339,041	314,364
Amortization	24,188	18,178
Gain on sale of property and equipment	(5,500)	(13,116)
Loss on investment	74,666	0
Provision for doubtful accounts	81,254	60,183
Deferred income taxes	6,000	81,000
Changes in working capital components:		
(Increase) decrease in:		
Trade receivables	(6,965)	(520,970)
Inventories	(35,328)	(166,235)
Prepaid expenses and other assets	16,677	28,241
Income taxes refund receivable	122,469	10,561
(Decrease) increase in:		
Accounts payable	(52,485)	19,673
Accrued expenses	206,557	57,421
Income taxes payable	126,766	0
Net cash provided by operating activities	1,400,756	249,117
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(244,573)	(250,366)
Proceeds on sale of property and equipment	5,500	47,250
Purchase of intangibles	(60,454)	(123,439)
Purchases of marketable securities	(83,980)	(9,645)
Proceeds from sale of marketable securities	106,438	0
Net cash used in investing activities	(277,069)	(336,200)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of company stock	0	(72,489)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,123,687	(159,572)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	384,107	543,679
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,507,794	$ 384,107
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -		
Cash paid (refunded) for income taxes	$ (126,514)	$ (5,472)
Cash paid for interest	$ 0	$ 503

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – IKONICS Corporation (the Company) develops and manufactures high-quality photochemical imaging systems for sale primarily to a wide range of printers and decorators of surfaces. Customers' applications include textiles, billboards, electronics, glassware, fine china, and many other industrial and commercial applications. The Company's principal markets are throughout the United States. In addition, the Company sells to Western Europe, Latin America, Asia, and other parts of the world. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

Fifty-three percent and forty-four percent, respectively, of the Company's accounts receivable at December 31, 2003 and 2002 are due from foreign customers. The foreign receivables are composed primarily of open credit arrangements with terms ranging from 45 to 90 days. No receivable from a single customer exceeded 10% of total receivables at December 31, 2003 or December 31, 2002. No single customer represented greater than 10% of total revenue in 2003. One customer accounted for 17.6% of total receivables at December 31, 2002.

A summary of the Company's significant accounting policies follows:

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of putable variable rate municipal bonds backed by a letter of credit and money market funds in which carrying value of both instruments approximates market value because of the short maturity of these instruments.

Marketable Securities – Marketable securities are classified as available-for-sale securities and consist primarily of municipal revenue bonds that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, or changes in the availability or yield of alternative investments. These securities are carried at fair market value with changes in fair value recorded in comprehensive income.

The majority of these municipal bonds have been in a continuous loss position for over 12 months. The fair value of municipal bonds that have been in continuous loss for 12 months or more at December 31, 2003 is $116,840 with unrealized losses of $13,022. The fair value of municipal bonds that have been in continuous loss for less than 12 months at December 31, 2003 is $56,920 with unrealized losses of $1,337. The unrealized losses are generally due to changes in interest rates, and as such, are considered to be temporary, by the Company.

Trade Receivables – Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an on-going basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Accounts are considered past due if payment is not received according to agreed-upon terms.

Inventories – Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. If the first-in, first-out cost method had been used, inventories would have been approximately $264,000 and $224,000 higher than reported at December 31, 2003 and 2002, respectively. The major components of inventories are as follows:

	2003	2002
Raw materials	$ 928,949	$ 735,006
Work-in-progress	231,269	257,813
Finished goods	911,419	1,003,342
Reduction to LIFO cost	(264,404)	(224,256)
Total inventories	$ 1,807,233	$ 1,771,905

Depreciation – Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

	YEARS
Building	15-40
Machinery and equipment	5-10
Office equipment	5-10
Vehicles	3

Intangibles Assets – Intangible assets consist primarily of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or terms of their agreement.

Other Assets – Other assets consist of a $112,834 equity investment in Apprise Technologies, Inc. This investment is accounted for on the cost method. During the second quarter of 2003, the Company wrote down the value of its investment in Apprise Technologies, Inc. by $74,666. The latest issuance price for shares of Apprise was below the value carried on the Company's books. One of the Company's directors is the CEO of Apprise Technologies, Inc.

Impairment of Long-Lived Assets – Management periodically reviews the carrying value of long-term assets for potential impairment by comparing the carrying value of these assets to the estimated undiscounted future cash flows expected to result from the use of these assets. Should the sum of the related, expected future net cash flows be less than the carrying value, an impairment loss would be measured. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset with fair value being determined using discounted cash flows. To date, management has determined that no impairment of these assets exists.

Revenue Recognition – The Company recognizes revenue on products when title passes, which is usually upon shipment. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Deferred Taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences. Operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Income – The Company's comprehensive income consists of net income and unrealized gains and losses on marketable securities, net of taxes.

Earnings Per Common Share (EPS) – Basic EPS is calculated using net income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

Shares used in the calculation of diluted EPS are summarized below:

	2003	**2002**
Weighted average common shares outstanding	1,248,127	1,252,020
Dilutive effect of stock options	15,277	789
Weighted average common and common equivalent shares outstanding	1,263,404	1,252,809

Options to purchase 168,108 and 150,029 shares of common stock were outstanding as of the years ended December 31, 2003 and 2002, respectively.

Employee Stock Plan – The Company has a stock-based compensation plan, which is described more fully in Note 7. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, *Accounting for Stock-Based Compensation):*

	YEARS ENDED DECEMBER 31, 2003	2002
Net income:		
As reported	$503,416	$359,817
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	79,377	110,365
Pro forma	$424,039	$249,452
Basic earnings per share:		
As reported	$0.40	$0.29
Pro forma	$0.34	$0.20
Diluted earnings per share:		
As reported	$0.40	$0.29
Pro forma	$0.34	$0.20

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Operations – The Company markets in Europe, Latin America, Asia, and other parts of the world. Foreign sales approximated 32% total sales in 2003 and 2002.

Line of Credit – The Company has a $1,250,000 bank line of credit that provides for working capital financing. This line of credit is subject to annual renewal on each May 1, is collateralized by trade receivables and inventory, and bears interest at 2.25% points over 30-day LIBOR. There was no outstanding balance at December 31, 2003 and 2002.

Accounting Pronouncements – In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* (FAS 149). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133. FAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150)*. FAS 150 clarifies the accounting for certain financial instruments and characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of these financial instruments were classified as equity. FAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

2. STOCKHOLDERS' EQUITY

During the year ended December 31, 2002, the Company repurchased 23,500 shares of its common stock for $72,489, which shares now constitute authorized but unissued shares. The Company did not repurchase any shares during the year ended December 31, 2003.

3. INCOME TAXES

Income tax expense for the years ended December 31, 2003 and 2002 consists of the following:

	2003	2002
Current:		
Federal	$ 100,000	$ 10,000
State	23,000	10,000
	123,000	20,000
Deferred	6,000	81,000
	$ 129,000	$ 101,000

The expected provision for income taxes, computed by applying the U.S. federal income tax rate of 35% to income before taxes, is reconciled to income tax expense as follows:

	2003	2002
Expected provision for federal income taxes	$ 221,200	$161,200
State income taxes, net of federal benefit	13,700	10,100
Extraterritorial income exclusion	(127,800)	(78,800)
Meals and entertainment	10,200	13,600
Tax-exempt interest	(3,500)	(3,900)
R&D Credit	(7,600)	(9,000)
Apprise valuation allowance	28,000	0
Other	(5,200)	7,800
	$ 129,000	$ 101,000

Deferred tax assets consist of the following as of December 31, 2003 and 2002:

	2003	2002
Property and equipment and other assets	$ 35,000	$ 61,000
Accrued vacation	16,000	27,000
Other accrued expenses	57,000	0
Inventories	36,000	12,000
Allowance for doubtful accounts	36,000	36,000
Allowance for sales returns	7,000	7,000
Intangible assets	31,000	57,000
Capital loss carryforward	46,000	20,000
	264,000	220,000
Less valuation allowance	(46,000)	(20,000)
	218,000	200,000
Deferred tax liabilities:		
Prepaid expenses	24,000	0
	$ 194,000	$ 200,000

The components giving rise to the net deferred tax assets described above have been included in the accompanying balance sheet as of December 31, 2003 and 2002 as follows:

	2003	2002
Current assets	$ 128,000	$ 82,000
Noncurrent assets	66,000	118,000
	$194,000	$200,000

The noncurrent deferred tax assets are net of the valuation allowance. The Company increased its valuation allowance by $26,000 during 2003 because of the additional capital loss carryforward which may not be utilized.

4. INTANGIBLE ASSETS

Intangible assets consist primarily of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or terms of their agreement.

Intangible assets at December 31, 2003 and 2002 consist of the following:

	December 31, 2003		December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Patents	$ 193,171	$ (51,197)	$ 132,717	$ (41,800)
Licenses	100,000	(10,625)	100,000	(2,500)
Non-compete agreement	100,000	(23,332)	100,000	(16,666)
	$ 393,171	$ (85,154)	$ 332,717	$ (60,966)

Net intangible assets as December 31, 2003 and 2002 are $308,017 and $271,751, respectively.

	2003	2002
Aggregate amortization expense:		
For the year ended December 31	$ 24,188	$ 18,178
Estimated amortization expense:		
For the year ended December 31, 2004		$ 28,400
For the year ended December 31, 2005		28,400
For the year ended December 31, 2006		28,400
For the year ended December 31, 2007		28,400
For the year ended December 31, 2008		28,400

In connection with the license agreements, the Company has agreed to pay royalties ranging from 3% to 5% on the future sales of products subject to the agreements.

5. PENSION PLAN

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer up to 15% of their compensation. Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds. The Company contributes 5% of each eligible employee's compensation. Total pension expense for the years ended December 31, 2003 and 2002 was approximately $138,000 and $145,000, respectively.

6. GEOGRAPHIC INFORMATION

The Company manages and operates its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of December 31, 2003, the Company had operations established in various countries throughout the world. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. No single foreign country accounted for more than 10% of the Company's net sales for 2003 and 2002. Net sales by geographic area are presented by attributing revenues from external customers on the basis of where the products are sold.

	2003	2002
Net sales by geographic area:		
United States	$ 8,190,798	$ 8,045,967
International	3,914,329	3,751,312
	$12,105,127	$11,797,279

7. STOCK OPTIONS

During 1995, the Company adopted a stock incentive plan for the issuance of up to 38,500 shares of common stock. In 1999, the Company increased the number of shares reserved for issuance under this plan to 203,500 shares. The plan provides for granting eligible participants stock options or other stock awards, as described by the plan, at option prices ranging from 85% to 110% of fair market value at date of grant. Options granted expire up to seven years after the date of grant. Such options generally become exercisable over a one- to three-year period.

	2003	2002
Dividend yield	0.0%	0.0%
Expected volatility	73.5%	72.5%
Expected life of option	five years	five years
Risk-free interest rate	3.0%	4.4%
Fair value of each option on grant date	$2.61	$2.00

A summary of the status of the Company's stock option plan as of December 31, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	150,029	$5.93	142.920	$6.20
Granted	33,579	4.30	26,079	3.17
Exercised	0		0	
Expired and forfeited	(15,500)	5.74	(18,970)	4.14
Outstanding at end of year	168,108	5.50	150,029	5.93

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2003	Weighted-Average Exercise Price
$3.00 - 3.99	23,579	3.42	$3.18	15,355	$3.21
4.00 - 4.99	65,204	3.00	4.40	42,279	4.48
5.00 - 5.99	16,975	3.00	5.08	9,141	5.10
6.00 - 6.99	26,000	1.32	6.56	26,000	6.56
7.00 - 7.99	5,000	1.32	7.22	5,000	7.22
8.00 - 8.99	18,150	2.32	8.18	18,150	8.18
9.00 - 9.99	13,200	1.80	9.15	13,200	9.15
	168,108	3.36	5.50	129,125	5.90

8. Concentration of Credit Risk

The Company maintains its cash balances primarily in one financial institution. As of December 31, 2003, the balance exceeded the Federal Deposit Insurance Corporation coverage. The Company reduces its exposure to credit risk by maintaining such balances with financial institutions that have high credit ratings.

Accounts receivable are financial instruments that also expose the Company to concentration of credit risk. The large number of customers comprising the Company's customer base and their dispersion across different geographic areas limits such exposure. In addition, the Company routinely assesses the financial strength of its customers and maintains an allowance for doubtful accounts that management believes will adequately provide for credit losses.

Concentration of credit risk with respect to trade receivables is not significant. No one customer accounts for more than 10% of total receivables as of December 31, 2003.

9. Lease Commitments

As of December 31, 2003, the Company was obligated under non-cancelable operating lease agreements for certain equipment and a building. Future minimum lease payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

2004	$ 41,028
2005	$ 20,012
2006	$ 3,261

The Company also leases buildings on a month-to-month basis. Total rental expense for all equipment and building operating leases was $54,729 in 2003 and $77,040 in 2002.

10. Contingencies

The Company has entered into licensing agreements which require it to make royalty payments on sales of certain products. Royalty payments range from 3% to 5% of net sales on these products. The Company incurred $107,444 of expense under these agreements during 2003, as compared to $119,792 during 2002.

The Company has identified the probable under payment of sales tax. Accordingly, the Company accrued $160,000 for the future payment of the unpaid sales taxes.

IKONICS CORPORATION
Imaging Technologies for Global Markets

5-Year History

	1999	2000	2001	2002	2003
Net Sales	$ 10,382,227	$ 10,367,270	$ 10,752,133	$ 11,797,279	$ 12,105,127
Pretax Income (Loss)	$ 1,234,794	$ 364,007	$ (297,901)	$ 460,817	$ 632,416
Net Income (Loss)	$ 803,793	$ 255,007	$ (205,901)	$ 359,817	$ 503,416
Net Cash Provided by Operations	$ 1,096,463	$ 182,527	$ 356,035	$ 249,117	$ 1,400,756
Return on Sales	7.7%	2.5%	-1.9%	3.0%	4.2%
Return on Assets	13.1%	4.0%	-3.4%	5.6%	7.0%
Return on Avg. Stockholders' Equity	15.3%	4.5%	-3.6%	6.3%	8.2%
Debt to Equity	8.8%	9.6%	8.4%	9.3%	13.0%
Diluted EPS	$ 0.62	$ 0.20	$ (0.16)	$ 0.29	$ 0.40
Stock price: High	$ 8.41	$ 7.50	$ 5.25	$ 5.10	$ 8.34
Low	$ 6.14	$ 4.00	$ 2.62	$ 2.85	$ 3.05
Close	$ 7.25	$ 4.88	$ 3.00	$ 3.30	$ 6.30
Weighted Average Shares Outstanding	1,297,519	1,295,239	1,271,627	1,252,020	1,248,127
Weighted Average Shares & Equivalent Shares Outstanding*	1,305,995	1,301,311	1,271,627	1,252,809	1,263,404
Total Assets	$ 6,159,003	$ 6,338,581	$ 6,048,442	$ 6,412,159	$ 7,194,684
Total Liabilities	$ 497,528	$ 552,644	$ 468,402	$ 545,496	$ 826,334
Total Stockholders' Equity	$ 5,661,475	$ 5,785,937	$ 5,580,040	$ 5,866,663	$ 6,368,350
Capital Spending	$ 491,269	$ 230,379	$ 259,230	$ 250,366	$ 244,573

*Share & per share amounts have been adjusted for the 10% stock dividend on 12/31/99.

Common Stock

IKONICS Corporation common stock is traded on the Nasdaq SmallCap Market (ticker symbol: IKNX). For investment and stock information, contact:

Jon Gerlach, CFO
IKONICS Corporation
4832 Grand Avenue
Duluth, MN 55807
PH: 218-628-2217
e-mail: jgerlach@ikonics.com

Transfer Agent

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

Shareholders with questions on stock holdings, transfer requirements and address changes contact Wells Fargo Bank at 651-450-4058 or 651-306-4341.

Auditor

McGladrey & Pullen LLP
700 Missabe Building
227 W. First Street
Duluth, MN 55802
218-727-5025

Counsel

Hanft Fride
1000 U.S. Bank Place
130 W. Superior Street
Duluth, MN 55802
218-722-4766

Board of Directors

Charles H. Andresen
Attorney/Shareholder
Andresen, Haag, Paciotti, & Butterworth P.A.
Duluth, MN
Director since 1979



Rondi Erickson
CEO/Director
Apprise Technologies, Inc.
Duluth, MN
Director since 2000



David O. Harris
President
David O. Harris, Inc.
Minneapolis, MN
Director since 1965



H. Leigh Severance
President
Severance Capital Management
Denver, CO
Director since 2000



Gerald W. Simonson
Venture Capital Investor President
Omnetics Connector Corp.
Minneapolis, MN
Director since 1978



William C. Ulland
Chairman of the Board, President & CEO
IKONICS Corporation
Duluth, MN
Director since 1972



Officers

Robert D. Banks
Vice-President, International

Toshifumi Komatsu
Vice-President, Technology

Jon Gerlach
Chief Financial Officer

Claude Piguet
Executive Vice-President

William C. Ulland
Chairman of the Board, President & CEO

ADDITIONAL FINANCIAL INFORMATION

Stockholders of record automatically receive quarterly earnings information, and street name holders may do so upon written request. For a copy of the Form 10-KSB, as filed with the Securities and Exchange Commission, and other financial information available at no change to stockholders, please contact:

Jon Gerlach, *Chief Financial Officer*
IKONICS Corporation
4832 Grand Avenue, Duluth, MN 55807
Ph: 218-628-2217 • Email: jgerlach@ikonics.com

ANNUAL MEETING

The Company's annual meeting will be held April 29, 2004 at 1:00 p.m. at the Kitchi Gammi Club, 831 East Superior Street, Duluth, MN.

IKONICS Global


Countries Served by IKONICS
Training School Sites

IKONICS Global

Global commerce is not a novelty. Conducting business in over 80 countries, international business accounts for a full third of overall revenue at IKONICS.

The aim at IKONICS is to be *"first and most"* in many niche markets that may or may not be presently inhabited by industry peers and competitors. As such, efforts throughout 2003 are anticipated to result in significant improvement in the distribution, support and sale of Chromaline and PhotoBrasive products across the globe in 2004 and beyond.

In 2003, the push to diversify the scope of our international business was fortified with the establishment of a training center in Singapore. This commitment to market development is indicative of the aggressive targeting that defines the appetite for growth at IKONICS.


IKONICS
CORPORATION
chromaline®
PhotoBrasive® SYSTEMS
SplitRock Technologies

4832 Grand Avenue • Duluth, MN 55807 • PH: 218-628-2217 • Fax: 218-628-3245
www.ikonics.com • info@ikonics.com